Mr. Daniel Morris
Ms. Mara Ransom

Office of Trade & Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

July 31, 2020

Re:	To The Stars Academy of Arts & Science Inc.
Offering Statement on Form 1-A
Filed June 23, 2020
File No. 024-11243

Dear Mr. Stickel and Ms. Nicholson:

Thank you for your comments of July 20, 2020 regarding the Offering Statement of To The Stars Academy of Arts & Science Inc. (the “company”). We appreciate the opportunity to respond to your comments.

Offering Statement on Form 1-A filed June 23, 2020

Company's History, page 7

1.	Refer to the fourth-to-last paragraph on page 8. Please revise here and elsewhere as appropriate to clarify the meaning of the term "metamaterials" and how these materials are used in your ADAM project.

We have amended the Offering Circular on pages 8 and 25 to include clarifying language related to the term “metamaterials” and to describe how these materials will be used in our ADAM Project.

COVID-19 Global Pandemic, page 30

2.	We note your disclosure that "[t]he extent to which COVID-19 may impact the company’s business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, a possible second wave of such outbreak, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease." Please amend your risk factor disclosure to provide more detailed risks related to the COVID-19 pandemic, and your Management's Discussion and Analysis to provide information about your financial condition as a result of COVID-19, tailored to your specific facts and circumstances. For example, please describe the duration of the temporary shutdown of your stores, the extent to which you have reopened, and whether demand has returned for your business. For additional guidance, see CF Disclosure Guidance: Topic No. 9 (March 25, 2020).

We provided additional details and updated our disclosure relating to the impact of COVID-19 on the Company’s business in our risk factor on page 13, in the Company’s Business section on page 30 and in the Management Discussion and Analysis section on pages 40 and 41.

Regulation A Offering, page 36

3.	We note that as of June 15, 2020 the offering which commenced in 2019 under Reg. A has raised approximately $686,000. We also note your disclosure at page F-8 which states that the 2019 offering is expected to expire in July 2020. In your next amendment, please revise your disclosure to update the status of the offering.

We have revised the Offering Circular on page 36 to indicate that our 2019 Regulation A offering has expired and to indicate the total number of shares sold and the total amount raised in that offering.

Security Ownership of Management and Certain Securityholders, page 47

4.	Your disclosure in footnote (8) states that your Class B shareholders agreed to fully convert their Class B shares into Class A shares by June 30, 2020, at which time the company would eliminate the Class B form of common stock. Please provide additional detail regarding the terms of your agreement with the Class B shareholders to convert the shares, the reasons for the conversion, and whether the conversion has taken place. Revise your disclosure accordingly and file any material agreements or amendments related to the conversion.

On July 1, 2020, the Company filed a Certificate of Amendment to its certificate of incorporation with the State of Delaware to, among other items, modify the voting rights of the holders of Class B Common Stock, in order to conform the same to the voting rights of the holders of Class A Common Stock. This Certificate of Amendment eliminates any separate treatment or voting of classes of Common Stock with respect to change of control transaction and certain merger or consolidation of the company with or into any other entity. Accordingly, we have revised the Offering Circular to reflect there is no longer the disparity in voting rights.

Plan of Distribution, page 56

5.	We note that at least one of your websites contains links which investors can click into to express an interest in being notified "when the new offering is live." Please clarify when you will deem a new offering to be live and tell us what information is provided to investors when they click through the link and register to express interest. In this regard, it does not appear that you have filed any exhibits as test-the-waters materials.

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We note that the website has been amended. Further, the Company began using Test-the-Waters materials after the termination of its previous campaign on July 12, 2020. Those materials have been added in Exhibit 13.1 to the Amended Form 1-A. When potential investors click on the “Indicate Interest” button, they are led to a website form which they fill out with their information (attached as an item within the Test-the-Waters Exhibit 13.1). Their information is retained by Digital Offering, LLC, but they are not contacted by either the company or Digital Offering, LLC. After the potential investors fill out the information form and click submit, they see a “Thank You” page (also attached as an item within the Test-the-Waters Exhibit 13.1). Further, we have amended page 58 of the Form 1-A to reflect the process for potential investors who express interest during the Test-the-Waters period.

6.	Revise to distinguish the roles and responsibilities of Digital Offering and Cambria, and file any agreements you have with them as exhibits. In this regard, because Cambria is described as your "soliciting dealer" tell us why they should not be identified as an underwriter if, as the description implies, they are soliciting investors.

We respectfully advise the Staff that Cambria Capital, LLC has been appointed by Digital Offering, LLC as a selected dealer for this offering. Cambria Capital operates the BANQ® platform and the My IPO platform. Cambria Capital’s role is to provide the electronic platforms for investors to be able to subscribe to the offering. We have revised the amended Form 1-A on page 56 to clarify the respective roles and responsibilities of Digital Offering and Cambria Capital. In addition, a copy of the selected dealer agreement between Digital Offering and Cambria Capital is filed as Exhibit 6.29 to the amended Form 1-A.

Consolidated Financial Statements

Independent Auditors' Report, page F-3

7.	It appears the audit report date of 6/12/20 on the December 31, 2019 financial statements provided in Form 1-K filed on June 12, 2020 is inconsistent with the audit report date of June 4. 2020 for the same December 31, 2019 financial statements provided in the prospectus. Please advise or revise.

The June 4, 2020 date was a typo. Accordingly, we have revised the date on page F-3.

Exhibits

8.	Please file all material agreements with your next amendment, including the most recent Certificate of Amendment to your certification of incorporation. In this regard, please note that we are unable to locate your material agreements with TruClear and the U.S. Army.

We have filed the Company’s Certificate of Amendment to our certificate of incorporation as Exhibit 2.5, the Agreement with TruClear as Exhibit 6.26, Addendum to the Agreement with TruClear as Exhibit 6.27, and the Cooperative Research and Development Agreement with the U.S. Army as Exhibit 6.28.

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Thank you again for the opportunity to respond to your questions to the Offering Statement of To The Stars Academy of Arts & Science Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
CrowdCheck Law LLP

cc: Kari DeLonge

Chief Content Officer
To The Stars Academy of Arts & Science Inc.
315 S. Coast Hwy 101

Suite U38

Encinitas, CA 92024

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